As filed with the Securities and Exchange Commission April 2, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Total Return Fund Inc.

(Name of Subject Company (Issuer))

Virtus Total Return Fund Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92835W107

(CUSIP Number of Class of Securities)

Jennifer Fromm, Esq.

Vice President, Chief Legal Officer & Secretary for Registrant

One Financial Plaza

Hartford, CT 06103-2608

866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Item 1.	Summary Term Sheet.
Reference is made to the Summary Term Sheet in the Issuer Tender Offer Statement that is attached hereto as Exhibit (a)(1)(i) and is hereby incorporated by reference.

Item 2.	Subject Company Information.
(a)	The name of the issuer is Virtus Total Return Fund Inc. (the “Fund”). The Fund is a closed-end, diversified management investment company incorporated under the laws of the State of Maryland. The Fund’s address is 101 Munson Street, Greenfield, MA 01301-9683. The Fund’s telephone number is 866-270-7788.

(b)	The title of the securities that are the subject of the Issuer Tender Offer Statement and the related Letter of Transmittal (the tender offer made thereby, the “Offer”) are the Fund’s issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”). As of the close of business on March 19, 2024, there were 68,578,328.00 Shares outstanding. Subject to the conditions set forth in the Offer, the Fund will purchase for cash up to 10% of its outstanding Shares, or up to 6,857,832.80 Shares, that are properly tendered by holders of the Fund’s shares and not withdrawn as described in the Offer.

(c)	The Shares are traded on the New York Stock Exchange (“NYSE”).

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. Please refer to Item 2(a) above for information required by this Item. Virtus Investment Advisers, Inc., the Adviser, serves as the investment adviser to the Fund. The Adviser is a Delaware corporation and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The principal business address of the Adviser is One Financial Plaza, Harford, CT 06103. The Adviser’s telephone number is 866-270-7788. Duff & Phelps Investment Management Co. (“DPIM”) serves as investment sub-adviser to the equity portion of the Fund’s portfolio. DPIM is an indirect, wholly owned subsidiary of the Adviser. DPIM is a corporation organized under the laws of Illinois and a registered investment adviser under the Advisers Act. The principal business address of DPIM is 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. DPIM’s telephone number is 312-263-2610. Virtus Fixed Income Advisers, LLC (“VFIA”), an indirect, wholly owned subsidiary of the Adviser, acting through its division Newfleet Asset Management, LLC (“Newfleet”), serves as investment sub-adviser to the fixed income portion of the Fund’s portfolio. VFIA is a limited liability company organized under the laws of Delaware and is a registered investment adviser under the Advisers Act. The principal business address of VFIA is One Financial Plaza, Hartford, CT 06103. VFIA’s telephone number is 866-270-7788. The principal business address of Newfleet is One Financial Plaza, Hartford, CT 06103. Newfleet’s telephone number is 877-332-8172. The members of the Fund’s Board of Directors (the “Board”) are Donald C. Burke, Sarah E. Cogan, Deborah A. DeCotis, F. Ford Drummond, Sidney E. Harris, John R. Mallin, Connie D. McDaniel, Phillip R. McLoughlin, Geraldine M. McNamara, R. Keith Walton, Brian T. Zino, and George R. Aylward. The President and Principal Executive Officer of the Fund is George R. Aylward. The Chief Compliance Officer of the Fund is Timothy Branigan. The Treasurer and Principal Financial Officer of the Fund is W. Patrick Bradley. The Secretary of the Fund is Jennifer Fromm. The directors and executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)	Not applicable

(c)	Not applicable

Item 4.	Terms of the Transaction.

(a)(1)(i)	Subject to the conditions in the Issuer Tender Offer Statement, the Fund will purchase up to 6,857,832.80 Shares properly tendered by stockholders by 5:00 p.m. Eastern Time on May 1, 2024, and not withdrawn as described in Item 4(a)(1)(vi).

(a)(1)(ii)	The purchase price per Share tendered will be 98% of its net asset value (“NAV”) as of the close of regular trading on the NYSE on May 2, 2024 (or, if the Offer is extended, the business day following the extended period’s expiration date) (the “Pricing Date”), upon the terms and conditions set forth in the Issuer Tender Offer Statement. Reference is made to the Cover Page, Section 2 “Acceptance for Payment and Payment for Shares” and Section 3 “Procedure for Tendering Shares” of the Issuer Offer Statement, which are incorporated herein by reference.

(a)(1)(iii)	The Offer is scheduled to expire at 5:00 p.m. Easter Time on May 1, 2024 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Acceptance for Payment and Payment of Shares” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(a)(1)(iv)	Not applicable

(a)(1)(v)	Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Acceptance for Payment and Payment of Shares” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(a)(1)(vi)	Reference is made to Section 1 “Terms of the Offer, Expiration Date” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(a)(1)(vii)	Reference is made to Section 3 “Procedure for Tendering Securities” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(a)(1)(viii)	Reference is made to Section 2 “Acceptance for Payment and Payment for Shares” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(a)(1)(ix)	Reference is made to the Cover Page and Section 1 “Terms of the Offer; Expiration Date” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(a)(1)(x)	Not applicable

(a)(1)(xi)	Not applicable

(a)(1)(xii)	Reference is made to Section 8 “Federal Income Tax Consequences of the Offer” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(a)(1)(2)	Not applicable

(a)(2)	Not applicable

(b)	Any Shares to be purchased from any officer, director or affiliate of the Fund would be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, directors, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable

(e)	Reference is made to Section 6 “Purpose of the Offer; Past Contracts or Arrangements” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 6.	Purpose of This Tender Offer and Plans or Proposals.

(a) – (c)	Reference is made to Section 6 “Purpose of the Offer; Past Contracts or Arrangements” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Reference is made to Section 5 “Effect of the Offer; Source and Amount of Funds” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(b)	There are no material conditions to the financing discussed in Item 7(a), above.

(d)	The Fund has no plans at this time to borrow funds to purchase Shares tendered in connection with the Offer.

Item 8.	Interest in Securities of the Subject Company.

(a)	Reference is made to Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(b)	Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s directors or executive officers, has effected any transaction in the Shares, except for automatic dividend reinvestment, during the past 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

Not applicable

Item 11.	Additional Information

(a)(1)	None

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	None

(c)	None

Item 12.	Exhibits.

(a)(1)(i)	Issuer tender offer statement dated April 2, 2024

(a)(1)(ii)	Form of letter of transmittal to holders of certificated shares

(a)(1)(iii)	Form of letter of transmittal to holders of non-certificated shares

(a)(1)(iv)	Form of letter to brokers, dealers, commercial banks, trust companies, and other nominees.

(a)(1)(v)	Form of letter to clients of brokers, dealers, commercial banks, trust companies, and other nominees.

(a)(1)(vi)	Form of letter to stockholders

(a)(1)(vii)	Form of letter to stockholders holding certificated shares

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Text of press release dated and issued March 11, 2024

(a)(5)(ii)	Text of press release dated and issued April 2, 2024

(a)(5)(iii)	Notice of guaranteed delivery

(b)	None

(d)(1)	Standstill agreement between Virtus Investment Advisers, Inc. and Bulldog Investors LLP dated March 6, 2024

(d)(2)	Standstill agreement between Virtus Investment Advisers, Inc. and Yakira Partners L.P. dated March 6, 2024

(g)	None

(h)	None

107	Filing fee table

Item 13.	Information Required by Schedule 13e-3

Not applicable